UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number: 001-13196

Desc, S.A. de C.V.

(Translation of registrant’s name into English)

Paseo de los Tamarindos 400-B, Bosques de las Lomas, 05120 Mexico, D.F., Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is included in this report on Form 6-K:

Item
1.	English Translation of Consolidated Financial Statements of Registrant, at September 30, 2004 and 2003, in the format required to be filed with the Mexican Stock Exchange

2

CONSOLIDATED BALANCE SHEET

AT SEPTEMBER THE 30th OF 2004 AND 2003

(Thousands of Pesos)

REF S	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	27,074,573	100%	31,055,953	100%

2	CURRENT ASSETS	9,420,380	35%	9,751,336	31%
3	CASH AND SHORT-TERM INVESTMENTS	429,897	2%	1,341,301	4%
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,263,360	16%	3,465,127	11%
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,040,125	4%	1,702,320	5%
6	INVENTORIES	3,521,276	13%	3,164,076	12%
7	OTHER CURRENT ASSETS	165,722	1%	78,512	0%

8	LONG-TERM	4,837,058	18%	5,244,129	19%
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,206,405	4%	1,356,132	5%
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	211,396	1%	45,252	0%
11	OTHER INVESTMENTS	3,419,257	13%	3,842,745	14%
12	PROPERTY, PLANT AND EQUIPMENT	11,266,445	42%	13,131,373	42%
13	PROPERTY	6,330,618	23%	7,307,762	24%
14	MACHINERY AND INDUSTRIAL EQUIPMENT (NET)	16,631,654	61%	17,181,229	55%
15	OTHER EQUIPMENT	3,176,527	12%	2,081,209	8%
16	ACCUMULATED DEPRECIATION	15,187,104	56%	14,327,267	46%
17	CONSTRUCTION IN PROGRESS	314,750	1%	888,440	3%
18	DEFERRED ASSETS (NET)	624,492	2%	1,648,353	5%
19	OTHER ASSETS	926,198	3%	1,280,762	5%

20	TOTAL LIABILITIES	14,365,164	100%	18,932,800	100%
21	CURRENT LIABILITIES	4,831,178	34%	8,093,551	43%
22	SUPPLIERS	2,374,479	17%	1,967,785	10%
23	BANK LOANS	435,209	3%	3,664,946	19%
24	STOCK MARKET LOANS	0	0%	0	0%
25	TAXES TO BE PAID	268,959	2%	732,758	4%
26	OTHER CURRENT LIABILITIES	1,752,531	12%	1,728,062	9%
27	LONG-TERM LIABILITIES	8,024,242	56%	8,769,896	46%
28	BANK LOANS	5,670,572	39%	6,414,828	34%
29	STOCK MARKET LOANS	2,353,670	16%	2,355,068	12%
30	OTHER LOANS	0	0%	0	0%
31	DEFERRED LOANS	703,457	5%	1,460,688	8%
32	OTHER LIABILITIES	806,287	6%	608,665	3%

33	CONSOLIDATED STOCK HOLDERS’ EQUITY	12,709,409	100%	12,123,153	100%
34	MINORITY INTEREST	3,709,052	29%	4,062,323	34%
35	MAJORITY INTEREST	9,000,357	71%	8,060,830	66%
36	CONTRIBUTED CAPITAL	15,751,140	124%	12,732,494	105%
37	PAID-IN CAPITAL STOCK (NOMINAL)	29,663	0%	17,798	0%
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	11,913,228	94%	11,544,306	95%
39	PREMIUM ON SALES OF SHARES	3,808,249	30%	1,170,390	10%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	CAPITAL INCREASE (DECREASE)	-6,750,783	-53%	-4,671,664	-39%
42	RETAINED EARNINGS AND CAPITAL RESERVE	17,525,927	138%	18,597,350	153%
43	REPURCHASE FUND OF SHARES	907,079	7%	907,079	7%
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDER’S EQUITY	-24,974,291	-197%	-23,562,563	-194%
45	NET INCOME FOR THE YEAR	-209,498	-2%	-613,530	-5%

CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	429,897	100%	1,341,301	100%
46	CASH	313,838	73%	1,026,953	77%

47	SHORT-TERM INVESTMENTS	116,059	27%	314,348	23%

18	DEFERRED ASSETS (NET)	624,492	100%	1,648,353	100%
48	AMORTIZED OR REDEEMED EXPENSES	0	0%	0	0%
49	GOODWILL	624,492	100%	1,648,353	100%
50	DEFERRED TAXES	0	0%	0	0%
51	OTHERS	0	0%	0	0%

21	CURRENT LIABILITIES	4,831,178	100%	8,093,551	100%
52	FOREIGN CURRENCY LIABILITIES	2,141,472	44%	4,678,061	58%
53	MEXICAN PESOS LIABILITIES	2,689,705	56%	3,415,489	42%

24	STOCK MARKET LOANS	0	0%	0	0%
54	COMMERCIAL PAPER	0	0%	0	0%
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0%	0	0%
56	CURRENT MATURITIES OF BONDS	0	0%	0	0%

26	OTHER CURRENT LIABILITIES	1,752,531	100%	1,728,062	100%
57	OTHER CURRENT LIABILITIES WITH COST	0	0%	0	0%
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,752,531	100%	1,728,062	100%

27	LONG-TERM LIABILITIES	8,024,242	100%	8,769,896	100%
59	FOREIGN CURRENCY LIABILITIES	4,784,498	60%	5,231,879	60%
60	MEXICAN PESOS LIABILITIES	3,239,744	40%	3,538,017	40%

29	STOCK MARKET LOANS	2,353,670	100%	2,355,068	100%
61	BONDS	0	0%	0	0%
62	MEDIUM TERM NOTES	2,353,670	100%	2,355,068	100%

30	OTHER LOANS	0	0%	0	0%
63	OTHER LOANS WITH COST	0	0%	0	0%
64	OTHER LOANS WITHOUT COST	0	0%	0	0%

31	DEFERRED LOANS	703,458	100%	1,460,688	100%
65	NEGATIVE GOODWILL	0	0%	0	0%
66	DEFERRED TAXES	703,458	100%	1,460,688	100%
67	OTHERS	0	0%	0	0%

32	OTHER LIABILITIES	806,287	100%	608,665	100%
68	RESERVES	0	0%	0	0%
69	OTHERS LIABILITIES	806,287	100%	608,665	100%

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS’ EQUITY	-24,974,292	100%	-23,562,563	100%
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0%	0	0%
71	INCOME FROM NON-MONETARY POSITION ASSETS	-24,974,292	100%	-23,562,563	100%

CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

(Thousands of Pesos)

REF S	CONCEPTS	THIRD QUARTER OF PRESENT YEAR	THIRD QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	4,589,202	1,657,785
73	PENSIONS FUND AND SENIORITY PREMIUMS	384,281	580,238
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	4,276	5,535
76	WORKERS (*)	9,347	10,165
77	CIRCULATION SHARES (*)	2,281,798,960	1,369,079,376
78	REPURCHASED SHARES (*)	0	0

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER THE 30th OF 2004 AND 2003

(Thousands of Pesos)

REF R	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	17,387,781	100%	17,056,996	100%
2	COST OF SALES	14,017,841	81%	13,245,916	78%
3	GROSS INCOME	3,369,940	19%	3,811,080	22%
4	OPERATING EXPENSES	2,591,464	15%	2,958,086	17%
5	OPERATING INCOME	778,476	4%	852,994	5%
6	TOTAL FINANCING COST	667,732	4%	1,000,497	6%
7	INCOME AFTER FINANCING COST	110,744	1%	-147,503	-1%
8	OTHER FINANCIAL OPERATIONS	27,062	0%	64,579	0%
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	83,682	0%	-212,082	-1%
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	163,625	1%	347,907	2%
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	-79,943	0%	-559,989	-3%
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(1,498)	0%	(1,135)	0%
13	CONSOLIDATED NET INCOME OF CONTINUOUS	-81,441	0%	-561,124	-3%
14	INCOME OF DISCONTINUOUS OPERATIONS	7,336	0%	-45,639	0%
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-88,777	-1%	-515,485	-3%
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0%	0	0%
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0%	0	0%
18	NET CONSOLIDATED INCOME	-88,777	-1%	-515,485	-3%
19	NET INCOME OF MINORITY INTEREST	120,721	1%	98,045	1%
20	NET INCOME OF MAJORITY INTEREST	-209,498	-1%	-613,530	-4%

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	17,387,781	100%	17,056,996	100%
21	DOMESTIC	9,155,419	53%	9,765,692	57%
22	FOREIGN	8,232,362	47%	7,291,304	43%
23	TRANSLATED INTO DOLLARS (***)	719,467	4%	644,659	4%

6	TOTAL FINANCING COST	667,732	100%	1,000,497	100%
24	INTEREST PAID	703,935	105%	792,004	79%
25	EXCHANGE LOSSES	108,442	16%	379,870	38%
26	INTEREST EARNED	13,870	2%	28,470	3%
27	EXCHANGE PROFITS	0	0%	0	0%
28	GAIN DUE TO MONETARY POSITION	-203,356	-30%	-198,499	-20%
29	LOSS IN UDI’s ACTUALIZATION	72581	11%	55592	15%
29	PROFIT IN UDI’s ACTUALIZATION	0	0%	0	0%
8	OTHER FINANCIAL OPERATIONS	27062	100%	64579	100%
29	OTHER NET EXPENSES (INCOME) NET	27,062	100%	64,579	100%
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0%	0	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0%	0	0%

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	163,625	100%	347,907	100%
32	INCOME TAX	245483	150%	226729	65%
33	DEFERRED INCOME TAX	-140,011	-86%	61,273	18%
34	WORKERS’ PROFIT SHARING	58153	36%	59905	17%
35	DEFERRED WORKERS’ PROFIT SHARING	0	0%	0	0%

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	THIRD QUARTER OF PRESENT YEAR	THIRD QUARTER OF LAST YEAR
		Amount	Amount
36	TOTAL SALES	18,077,487	17,917,581
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	22,817,845	21,789,150
39	OPERATION INCOME (**)	796,192	675,322
40	NET INCOME OF MAJORITY INTEREST (**)	-2,488,672	-1,468,787
41	NET CONSOLIDATED INCOME (**)	-2,057,994	-1,402,939

(**)	THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

CONSOLIDATED INCOME STATEMENT

FROM JULY THE 1st TO SEPTEMBER THE 30th OF 2004 AND 2003

(Thousands of Pesos)

REF R	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	6,165,980	100%	5,524,688	100%
2	COST OF SALES	4,972,254	81%	4,320,841	78%
3	GROSS INCOME	1,193,726	19%	1,203,847	22%
4	OPERATING EXPENSES	914,231	15%	1,051,045	19%
5	OPERATING INCOME	279,495	5%	152,802	3%
6	TOTAL FINANCING COST	171,840	3%	489,315	9%
7	INCOME AFTER FINANCING COST	107,655	2%	-336,513	-6%
8	OTHER FINANCIAL OPERATIONS	33,082	1%	3,834	0%
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	74,573	1%	-340,347	-6%
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	-3,659	0%	17,885	0%
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	78,232	1%	-358,232	-6%
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(579)	0%	-1,135	0%
13	CONSOLIDATED NET INCOME OF CONTINUOUS	77,653	1%	-359,367	-7%
14	INCOME OF DISCONTINUOUS OPERATIONS	-5,201	0%	28,884	1%
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	82,854	1%	-388,251	-7%
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0%	0	0%
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0%	0	0%
18	NET CONSOLIDATED INCOME	82,854	1%	-388,251	-7%
19	NET INCOME OF MINORITY INTEREST	31,018	1%	15,017	0%
20	NET INCOME OF MAJORITY INTEREST	51,836	1%	-403,268	-7%

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF R	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	6,165,980	100%	5,524,688	100%
21	DOMESTIC	3,327,188	54%	3,072,587	56%
22	FOREIGN	2,838,792	46%	2,452,101	44%
23	TRANSLATED INTO DOLLARS (***)	246,206	4%	216,798	4%

6	TOTAL FINANCING COST	171,840	100%	489,315	100%
24	INTEREST PAID	219,942	128%	257,032	53%
25	EXCHANGE LOSSES	0	0%	301,046	62%
26	INTEREST EARNED	2,248	1%	11,137	2%
27	EXCHANGE PROFITS	10,805	6%	0	0%
28	GAIN DUE TO MONETARY POSITION	-67,008	-39%	-74,933	-15%
29	LOSS IN UDI’s ACTUALIZATION	31,959	19%	17,307	4%
	PROFIT IN UDI’s ACTUALIZATION	0	0%	0	0%
8	OTHER FINANCIAL OPERATIONS	33,082	100%	3,834	100%
29	OTHER NET EXPENSES (INCOME) NET	33,082	100%	3,834	100%
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0%	0	0%
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0%	0	0%

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	-3,659	100%	17,885	100%
32	INCOME TAX	129,375	-3536%	36,667	205%
33	DEFERRED INCOME TAX	-146,873	4014%	-38,239	-214%
34	WORKERS’ PROFIT SHARING	13,839	-378%	19,457	109%
35	DEFERRED WORKERS’ PROFIT SHARING	0	0%	0	0%

CONSOLIDATED CASH FLOW STATEMENT

FROM JANUARY THE 1st TO SEPTEMBER THE 30th OF 2004 AND 2003

(Thousands of Pesos)

REF C	CONCEPTS	THIRD QUARTER OF PRESENT YEAR	THIRD QUARTER OF LAST YEAR
		Amount	Amount
1	CONSOLIDATED NET INCOME	-88,777	-515,485
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	927,976	1,183,667
3	CASH FLOW FROM NET INCOME OF THE YEAR	839,199	668,182
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-487,636	-1,091,785
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	351,563	-423,603
6	CASH FLOW FROM EXTERNAL FINANCING	-3,739,217	-678,561
7	CASH FLOW FROM INTERNAL FINANCING	2,690,948	0
8	CASH FLOW GENERATED (USED) BY FINANCING	-1,048,269	-678,561
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	382,345	-140,852
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-314,361	-1,243,016
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	744,258	2,584,317
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	429,897	1,341,301

CONSOLIDATED CASH FLOW STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

REF C	CONCEPTS	THIRD QUARTER OF PRESENT YEAR	THIRD QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE	927,976	1,183,667
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	968,212	1,183,667
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	-40,236	0

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-487,636	-1,091,785
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-406,218	-1,197,561
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-397,139	375,244
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	37,283	-309,802
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	406,244	-277,033
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	-127,806	317,367

6	CASH FLOW FROM EXTERNAL FINANCING	-3,739,217	-678,561
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	-20,207	-280,727
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	-3,719,010	-397,834
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	2,690,948	0
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	2,690,948	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	382,345	-140,852
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-130,368	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	86,931	189,869
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	486,200	-330,721
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	-60,418	0

RATIOS

CONSOLIDATED

REF P	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
	YIELD
1	NET INCOME TO NET SALES	-0.51%		-3.02%
2	NET INCOME TO STOCK HOLDERS’ EQUITY (**)	-27.65%		-18.22%
3	NET INCOME TO TOTAL ASSETS (**)	-7.6%		-4.52%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0%		0%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-229.06%		-38.51%

	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.84	TIMES	0.70	TIMES
7	NET SALES TO FIXED ASSETS (**)	2.03	TIMES	1.66	TIMES
8	INVENTORIES ROTATION (**)	5.22	TIMES	5.24	TIMES
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	58	DAYS	66	DAYS
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00%		0.00%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.06%		60.96%
12	TOTAL LIABILITIES TO STOCK HOLDERS’ EQUITY	1.13	TIMES	1.56	TIMES
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	48.21%		52.34%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	71.22%		66.79%
15	OPERATING INCOME TO INTEREST PAID	1.11	TIMES	1.08	TIMES
16	NET SALES TO TOTAL LIABILITIES (**)	1.59	TIMES	1.15	TIMES

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.95	TIME	1.37	TIME
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.22	TIME	0.98	TIME
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.66	TIME	0.59	TIME
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.9%		16.57%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	4.83%		3.92%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-2.80%		-6.4%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	-0.50	TIMES	-0.53	TIMES
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	356.7%		100%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-256.70%		0%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	22.74%		-134.8%

(**)	THESE RATIOS ARE BASED ON DATA FOR THE LAST TWELVE MONTHS

DATA PER SHARE

REF D	CONCEPTS	THIRD QUARTER OF PRESENT YEAR		THIRD QUARTER OF LAST YEAR
		Amount		Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$(0.90)		$(1.03)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00		$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$0.00		$0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00		$0.00
8	CARRYING VALUE PER SHARE	$3.94		$5.89
9	CASH DIVIDEND ACCUMULATED PER SHARE	0.00		0.00
10	DIVIDEND IN SHARES PER SHARE	0.00	SHARES	0.00	SHARES
11	MARKET PRICE TO CARRYING VALUE	0.82	TIMES	0.67	TIMES
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	TIMES	0.00	TIMES
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	TIMES	0.00	TIMES

(**)	TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

The press release filed with the Securities and Exchange Commission on October 20, 2004 under the cover 6-K is hereby incorporated by reference.

Auditor Notes

[ENGLISH TRANSLATION]

SIGNIFICANT ACCOUNTING POLICIES

THE ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE IN CONFORMITY WITH MEXICAN GAAP, WHICH REQUIRE MANAGEMENT TO MAKE CERTAIN ESTIMATES AND USE CERTAIN ASSUMPTIONS TO DETERMINE THE VALUATION OF SOME OF THE BALANCES INCLUDED IN THE FINANCIAL STATEMENTS AND TO MAKE THE DISCLOSURES REQUIRED FOR INCLUSION THEREIN. ALTHOUGH ACTUAL RESULTS MAY DIFFER FROM THOSE ESTIMATES, MANAGEMENT BELIEVES THAT THE ESTIMATES AND ASSUMPTIONS USED WERE APPROPRIATE IN THE CIRCUMSTANCES.

THE SIGNIFICANT ACCOUNTING POLICIES FOLLOWED BY THE COMPANY ARE AS FOLLOWS:

CHANGES IN ACCOUNTING POLICIES – IN 2001 THE NEW BULLETIN C-2 “FINANCIAL INSTRUMENTS”, WENT INTO EFFECT. THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS, AND REQUIRES RECOGNITION OF ALL EFFECTS OF THE FINANCIAL INSTRUMENTS CONTRACTED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, UNDER NET COMPREHENSIVE FINANCIAL RESULT. THE FINANCIAL INSTRUMENTS THAT HAVE BEEN DESIGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE RESPECTIVE TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR TAKE PLACE, RESPECTIVELY.

AS OF 2001, INTERNATIONAL ACCOUNTING STANDARD 40, “INVESTMENT PROPERTIES,” ENTERED INTO EFFECT ON A SUPPLEMENTAL BASIS, ESTABLISHING VALUATION CRITERIA FOR PROPERTIES WHOSE PURPOSE IS TO GENERATE PROFITS OR INCREASE VALUE OR BOTH. PURSUANT TO CIRCULAR 55 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS, THE VALUATION MODEL APPLICABLE TO MEXICO IS THE COST MODEL, WHICH ESTABLISHES THAT SUCH PROPERTIES MUST BE VALUED AT ACQUISITION AND/OR CONSTRUCTION COST AND ARE RESTATED BY APPLYING THE NPCI, LESS THE RESPECTIVE ACCUMULATED DEPRECIATION.

BEGINNING JANUARY 2000, THE COMPANY ADOPTED THE PROVISIONS OF NEW BULLETIN D-4, “ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING”. THE EFFECT OF THE ADOPTION WAS TO RECOGNIZE, AN INITIAL LONG-TERM LIABILITY FOR DEFERRED INCOME TAXES AFFECTING STOCKHOLDERS’ EQUITY UNDER “CUMULATIVE EFFECT OF INITIAL RECOGNITION OF DEFERRED INCOME TAXES”.

AS A RESULT OF THE IMPLEMENTATION OF THE ADOPTION OF BULLETIN D-4 MENTIONED ABOVE, THE COMPANY CHANGED ITS METHOD FOR RECORDING THE EFFECT FROM TAX CONSOLIDATION. UNTIL 1999, IT WAS RECORDED IN THE YEAR IN WHICH THE RESPECTIVE ANNUAL CONSOLIDATED TAX RETURN WAS FILED. BEGINNING IN 2000, THIS BENEFIT IS RECORDED IN RESULTS OF THE YEAR IN WHICH THE BENEFIT IS GENERATED.

BASIS OF CONSOLIDATION – THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THOSE OF DESC AND THE SUBSIDIARIES IN WHICH THERE IS STOCKHOLDING AND ADMINISTRATIVE CONTROL. ALL SIGNIFICANT INTERCOMPANY TRANSACTIONS AND BALANCES HAVE BEEN ELIMINATED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS.

THE EQUITY IN NET INCOME (LOSS) AND CHANGES IN STOCKHOLDERS’ EQUITY OF THOSE SUBSIDIARIES THAT WERE ACQUIRED OR SOLD, HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS AS OF OR UP TO THE DATE ON WHICH THE TRANSACTIONS TOOK PLACE AND WAS RESTATED IN TERMS OF THE PURCHASING POWER AS OF THE END OF THE LATEST PERIOD.

INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES ARE RECORDED USING THE EQUITY METHOD.

TRANSLATION OF FINANCIAL STATEMENTS OF SUBSIDIARIES – THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT AN INTEGRAL PART OF THE MEXICAN COMPANIES (“FOREIGN ENTITIES”), ARE RESTATED FOR THE INFLATION RATE OF THE RESPECTIVE FOREIGN COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE IN EFFECT AT THE END OF THE YEAR. THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE AN INTEGRAL PART OF THE MEXICAN COMPANIES (“INTEGRATED FOREIGN OPERATIONS”), ARE TRANSLATED USING YEAR-END EXCHANGE RATES FOR MONETARY ITEMS AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, AND THE TRANSLATED FINANCIAL STATEMENTS ARE THEN RESTATED USING THE NATIONAL CONSUMER PRICE INDEX (NCPI) OF MEXICO. THE EFFECTS OF TRANSLATING FOREIGN ENTITIES ARE RECORDED DIRECTLY IN STOCKHOLDERS’ EQUITY IN THE “CUMULATIVE EFFECT OF RESTATEMENT” ACCOUNT. THE EFFECTS OF TRANSLATING INTEGRATED FOREIGN OPERATIONS ARE INCLUDED IN THE “INTEGRAL FINANCING RESULT” OF THE YEAR IN THE “MONETARY POSITION GAIN” ACCOUNT. SUCH EFFECTS ARE NOT SIGNIFICANT.

RECOGNITION OF THE EFFECTS OF INFLATION – THE COMPANIES RESTATE ALL OF THEIR FINANCIAL STATEMENTS IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESO AS OF THE END OF THE LATEST PERIOD, THEREBY COMPREHENSIVELY RECOGNIZING THE EFFECTS OF INFLATION. THE PRIOR YEAR AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE RESPECTIVE YEAR. CONSEQUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE, BOTH FOR THE CURRENT AND THE PRIOR YEAR, BECAUSE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

CASH EQUIVALENTS – INVESTMENTS IN MARKETABLE SECURITIES CONSIST MAINLY OF ACCEPTANCES, BANK PROMISSORY NOTES, AND PAPER ISSUED BY THE MEXICAN AND UNITED STATES OF AMERICA GOVERNMENTS, AT MARKET (COST PLUS ACCRUED INTEREST).

INVENTORIES AND COST OF SALES – INVENTORIES ARE ORIGINALLY RECORDED AT THEIR ACQUISITION OR MANUFACTURING COST AND RESTATED TO THEIR SPECIFIC NET REPLACEMENT COST WITHOUT EXCEEDING NET REALIZABLE VALUE. SUBSTANTIALLY ALL SUBSIDIARIES COMPUTE COST OF SALES USING THE REPLACEMENT COST AT THE TIME OF SALE.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS – UNDEVELOPED LAND REPRESENTS LAND RESERVES THAT, TOGETHER WITH DEVELOPED LAND AND ONGOING AND COMPLETED PROJECTS, ARE CONSIDERED NON-CURRENT INVENTORIES, SINCE THEY ARE HELD FOR SALE. THEY INCLUDE ACQUISITION, DEVELOPMENT AND CONSTRUCTION COSTS AND ARE RESTATED IN U.S. DOLLARS BASED ON THE SLIPPAGE OF THE MARKET EXCHANGE RATE FOR THE PURPOSE OF SHOWING VALUES IN ACCORDANCE WITH THE CURRENT SITUATION OF THE REAL ESTATE MARKET.

THE COMPANY CAPITALIZES THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE REAL ESTATE PROJECTS IN PROGRESS, IN ADDITION TO THEIR CONSTRUCTION AND DEVELOPMENT COSTS.

INVESTMENT IN SHARES – INVESTMENT IN SHARES HAS BEEN RECORDED USING THE EQUITY METHOD, BASED ON THE FINANCIAL STATEMENTS PREPARED ON THE SAME BASIS AS THOSE OF THE COMPANY, AND IS PRESENTED UNDER OTHER ASSETS IN THE BALANCE SHEET.

PROPERTY, PLANT AND EQUIPMENT – THESE ITEMS IS RECORDED AT ACQUISITION COST AND IS RESTATED BY USING NCPI FACTORS. FOR FOREIGN FIXED ASSETS, THEIR ACQUISITION COST IS RESTATED FOR INFLATION OF THE COUNTRY OF ORIGIN AND THE FLUCTUATION OF THE MEXICAN PESO AGAINST SUCH CURRENCY IS CONSIDERED.

DEPRECIATION IS CALCULATED BY THE STRAIGHT-LINE METHOD BASED ON THE REMAINING USEFUL LIVES OF THE ASSETS.

THE COMPANIES CAPITALIZE THE NET COMPREHENSIVE FINANCING COST ON DEBT USED TO FINANCE CONSTRUCTION IN PROGRESS AND THE INSTALLATION OF EQUIPMENT, UNTIL THEY ARE PLACED IN SERVICE.

IMPAIRMENT OF FIXED ASSETS – THE AMOUNTS SHOWN IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF INCOME BASICALLY REFER TO THE REDUCTION IN VALUE OF PROPERTY AND EQUIPMENT OF SOME PRODUCTION FACILITIES, IN ORDER TO REFLECT THEIR REALIZABLE VALUE IN ACCORDANCE WITH THE CURRENT SITUATION OF SUCH BUSINESSES.

GOODWILL – THE GOODWILL RESULTING FROM ACQUISITIONS MADE IN EXCESS OF BOOK VALUE IS AMORTIZED OVER PERIODS RANGING FROM FIVE TO 20 YEARS, THE TERMS OVER WHICH THE BENEFITS FROM THE INVESTMENT WILL BE REALIZED.

FINANCIAL INSTRUMENTS – FINANCIAL ASSETS AND LIABILITIES RESULTING FROM ANY TYPE OF FINANCIAL INSTRUMENT, EXCEPT FOR INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY, ARE PRESENTED IN THE BALANCE SHEET AT FAIR VALUE. THE EFFECTS OF THE

VALUATION OF A FINANCIAL ASSET OR LIABILITY ARE RECOGNIZED IN RESULTS OF OPERATIONS OF THE RESPECTIVE PERIOD. INVESTMENTS IN FINANCIAL INSTRUMENTS HELD TO MATURITY ARE VALUED AT ACQUISITION COST. THE COSTS AND YIELDS OF FINANCIAL INSTRUMENTS ARE RECOGNIZED IN RESULTS OF THE PERIOD IN WHICH THEY OCCUR.

DERIVATE FINANCIAL INSTRUMENTS – THE INTERNAL CONTROL SYSTEM ESTABLISHED BY THE COMPANY INCLUDES POLICIES AND PROCEDURES TO MANAGE ITS EXPOSURE TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES USING DERIVATIVE FINANCIAL INSTRUMENTS. THESE INSTRUMENTS ARE TRADED ONLY WITH AUTHORIZED INSTITUTIONS AND READING LIMITS HAVE BEEN ESTABLISHED FOR EACH INSTITUTION. THE COMPANY DOES NOT CARRY OUT TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS FOR THE PURPOSE OF SPECULATION.

THE DERIVATIVE FINANCIAL INSTRUMENTS CURRENTLY USED BY THE COMPANY ARE PRIMARILY HEDGE CONTRACTS TO REDUCE ITS EXPOSURE TO EXCHANGE RATE FLUCTUATIONS. PREMIUMS PAID ARE AMORTIZED OVER THE TERM OF THE DERIVATIVE FINANCIAL INSTRUMENT USING THE UNPAID BALANCE OF THE LIABILITY BEING HEDGED.

DERIVATIVE FINANCIAL INSTRUMENTS IDENTIFIED AS HEDGES ARE VALUED BY APPLYING THE SAME VALUATION CRITERIA USED FOR THE ASSETS OR LIABILITIES HEDGED, AND THE EFFECTS OF THEIR VALUATION ARE RECOGNIZED IN RESULTS OF OPERATIONS, NET OF COSTS, EXPENSES, OR REVENUE FROM THE ASSETS OR LIABILITIES WHOSE RISKS ARE BEING HEDGED. THE FINANCIAL ASSETS OR LIABILITIES GENERATED BY THESE INSTRUMENTS ARE PRESENTED IN THE BALANCE SHEET AS A REDUCTION OF THE LIABILITIES OR ASSETS WHOSE RISKS ARE BEING HEDGED.

INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING – INCOME TAX (ISR) AND EMPLOYEE STATUTORY PROFIT-SHARING (PTU) ARE RECORDED IN RESULTS OF THE YEAR IN WHICH THEY ARE INCURRED. DEFERRED INCOME TAX ASSETS AND LIABILITIES ARE RECOGNIZED FOR TEMPORARY DIFFERENCES RESULTING FROM COMPARING THE BOOK AND TAX VALUES OF ASSETS AND LIABILITIES, PLUS ANY FUTURE BENEFITS FROM TAX LOSS CARRYFORWARDS DEFERRED INCOME TAX ASSETS ARE REDUCES BY ANY BENEFITS THAT, IN THE OPINION OF MANAGEMENT, WILL PROBABLY NOT BE REALIZED. DEFERRED PTU IS DERIVED FROM TEMPORARY DIFFERENCES BETWEEN THE BOOK RESULT AND INCOME FOR PTU PURPOSES AND IS RECOGNIZED ONLY WHEN IT CAN BE REASONABLY ASSUMED THAT THEY WILL GENERATE A LIABILITY OR BENEFIT, AND THERE IS NO INDICATION THAT THIS SITUATION WILL CHANGE IN SUCH A WAY THAT THE LIABILITIES WILL NOT BE PAID OR BENEFITS WILL NOT BE REALIZED.

THE ASSET TAX PAID THAT IS EXPECTED TO BE RECOVERABLE IS RECORDED AS AN ADVANCE PAYMENT OF INCOME TAX AND IS PRESENTED ON THE BALANCE SHEET WITH DEFERRED ISR.

EMPLOYEE RETIREMENT OBLIGATIONS – THE LIABILITY FROM SENIORITY PREMIUMS, PENSIONS AND RETIREMENT PAYMENTS, WHICH IS SIMILAR TO A PENSION, IS RECORDED AS ACCRUED, AND IS CALCULATED BY INDEPENDENT

ACTUARIES BASED ON THE PROJECTED CREDIT UNIT METHOD, AT REAL INTEREST RATES. THEREFORE, THE LIABILITY IS BEING RECOGNIZED WHICH, AT PRESENT VALUE, IS EXPECTED TO COVER THE OBLIGATION FOR THESE BENEFITS AT THE ESTIMATED RETIREMENT DATE OF ALL THE COMPANIES’ EMPLOYEES. SEVERANCE PAYMENTS ARE CHARGED TO RESULTS WHEN THEY ARE DETERMINED TO BE PAYABLE.

RESTATED STOCKHOLDERS’ EQUITY – THIS ITEM CONSISTS OF MONETARY POSITION RESULT ACCUMULATED THROUGH THE FIRST RESTATEMENT OF THE FINANCIAL STATEMENTS AND THE GAIN (LOSS) FROM HOLDING MONETARY ASSETS, BECAUSE PRICE LEVELS INCREASED ABOVE (BELOW) INFLATION.

REVENUE RECOGNITION – REVENUES OF THE SUBSIDIARIES OF THE AUTOPARTS, CHEMICAL AND FOOD SECTORS ARE RECOGNIZED WHEN THE INVENTORIES ARE DELIVERED OR SHIPPED TO CUSTOMERS AND CUSTOMERS ASSUME RESPONSIBILITY FOR THEM.

THE REAL ESTATE SECTOR RECOGNIZES THE REVENUES AND COSTS FROM SALES OF URBANIZED PLOTS OF LAND IN RESULTS WHEN THE SALES ARE FORMALIZED AND THE DEPOSITS SECURING THE TRANSACTION ARE RECEIVED. THE INDIVIDUAL ASSIGNMENT OF THE COST OF THE LAND AND REAL ESTATE PROJECT TAKES INTO CONSIDERATION THE RELATIVE SELLING PRICE OF THE TOTAL PROJECT SO AS TO MAINTAIN THE SAME PROFIT MARGIN THROUGHOUT THE PROJECT.

REVENUES AND COSTS FROM REAL ESTATE PROJECTS ARE RECORDED ORIGINALLY AS A DEFERRED CREDIT FOR CONSTRUCTION COMMITMENTS AND AS REAL ESTATE PROJECTS IN PROCESS, AND ARE RECOGNIZED IN RESULTS BASED ON THE “PERCENTAGE OF COMPLETION” METHOD. THEREFORE, REVENUE IS MATCHED WITH COSTS INCURRED TO REACH THE STAGE OF COMPLETION TO TERMINATE THE PROJECT. IF THE LAST ESTIMATED COSTS DETERMINED EXCEED THE TOTAL REVENUES CONTRACTED, THE RESPECTIVE PROVISION IS CHARGED TO RESULTS OF THE YEAR.

INTEGRAL FINANCIAL RESULT – THIS REPRESENTS THE NET EFFECT OF INTEREST EARNED AND INCURRED, EXCHANGE GAINS AND LOSSES AND MONETARY POSITION GAIN OR LOSS ON, WHICH IS THE RESULT OF MAINTAINING MONETARY ASSETS AND LIABILITIES WHOSE REAL PURCHASING POWER IS MODIFIED BY THE EFFECTS OF INFLATION.

FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EFFECTIVE EXCHANGE RATE AT THE DATE THE TRANSACTIONS ARE CARRIED OUT AND FOREIGN CURRENCY ASSETS AND LIABILITIES ARE ADJUSTED TO THE EXCHANGE RATE EFFECTIVE AT YEAR-END.

INCOME PER SHARE – BASIC INCOME (LOSS) PER ORDINARY SHARE IS CALCULATED BY DIVIDING CONSOLIDATED NET INCOME (LOSS) OF MAJORITY STOCKHOLDERS BY THE WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR.

COMPREHENSIVE INCOME (LOSS) – COMPREHENSIVE INCOME (LOSS) IS COMPRISED OF THE NET CONSOLIDATED INCOME FOR THE PERIOD PLUS (LESS) ANY GAINS OR LOSSES THAT UNDER SPECIFIC ACCOUNTING REGULATIONS ARE RECORDED DIRECTLY IN STOCKHOLDERS’ EQUITY, SUCH AS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS.

STOCK EXCHANGE CODE:DESC	QUARTER:3	YEAR: 2004

Annex 3

SHARE OWNERSHIP

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)
				ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES

BOSQUES DE LAS LOMAS, S.A. DE C.V.	Real Estate Sector	34,051,500	100.00	75,339	75,339
OPERADORA NAYARIT, S.A. DE C.V.	Real Estate Sector	49	78.00	126,244	126,244
PROMOCIONES BOSQUES, S.A. DE C.V.	Real Estate Sector	100,402,106	100.00	401,237	401,237
CORPORATIVO DINE, S.A. DE C.V	Real Estate Sector	2,344,119,922	100.00	11,922	11,922
HOLDING DICOMEX, S.A. DE C.V	Real Estate Sector	70,870,000	50.00	87,584	87,584
TURISTICA AKKO, S.A. DE C.V.	Real Estate Sector	9,998	100.00	-1,900	-1,900
BOSQUES DE SANTA FE, S.A. DE C.V.	Real Estate Sector	1,361	99.92	-52,945	-52,945
CAÑA DE SANTA FE, S.A DE C.V.	Real Estate Sector	202,939,999	73.00	900,674	900,674
INMOBILIARIA DINE, S.A. DE C.V.	Real Estate Sector	36,710,199	100.00	91,412	91,412
CANTILES DE MITA	Real Estate Sector	115,003,237	100.00	2,065,761	2,065,761
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.	Real Estate Sector	12,410,869	87.69	142,899	142,899
DESC AUTOMOTRIZ, S.A. DE C.V.	Autoparts Sector	700,968,214	100.00	3,206,517	3,206,517
CORFUERTE, S.A. DE C.V.	Food Sector	901,413,494	99.34	541,185	541,185
AGROKEN, S.A. DE C.V.	Food Sector	585,540,010	100.00	624,976	624,976
AUTHENTIC SPECIALITY FOODS	Food Sector	316,236	99.93	445,676	445,676
AGROBIOS CORPORATIVO	Food Sector	549,999	100.00	34,489	34,489
CID CENTRO DE INVESTIGACION Y DESARROLLO	Chemicals Sector	190,386,960	100.00	25,637	25,637
DIRECCION IRSA, S.A. DE C.V.	Chemicals Sector	5,901,763	100.00	-61,090	-61,090
FENOQUIMIA, S.A. DE C.V.	Chemicals Sector	3,829,073,137	100.00	66,752	66,752
FORESTACIONES OPERATIVAS DE MEXICO, S.A.	Chemicals Sector	31,658	100.00	9,051	9,051
GIRSA CORPORATIVO, S.A. DE C.V.	Chemicals Sector	54,819,936	100.00	23,856	23,856
GIRSA INMOBILIARIA, S.A. DE C.V.	Chemicals Sector	615,124,721	100.00	850,689	850,689
H2ORIZONTES, S.A. DE C.V.	Chemicals Sector	50,000	100.00	-14,738	-14,738
QUIMIR, S.A. DE C.V.	Chemicals Sector	1,930,987	100.00	155,758	155,758
RESIRENE, S.A. DE C.V.	Chemicals Sector	236,058,979	100.00	239,213	239,213
TECNO INDUSTRIA RF, S.A. DE C.V.	Chemicals Sector	2,140,387	100.00	6,291	6,291
REXCEL, S.A. DE C.V.	Chemicals Sector	1,001,000	100.00	97,827	97,827
DYNASOL ELASTOMEROS, S.A. (ESPAÑA)	Chemicals Sector	1	50.00	530,942	530,942
DYNASOL GESTION, S.A.	Chemicals Sector	1	50.00	2,412	2,412
DYNASOL, L.L.C.	Chemicals Sector	1	50.00	19,440	19,440
INDUSTRIAS NEGROMEX, S.A. DE C.V.	Chemicals Sector	585,833,830	99.99	635,216	635,216
PLASTIGLAS DE MEXICO, S.A. DE C.V.	Chemicals Sector	200,778,201	95.00	110,393	110,393
BIOQUIMEX	Chemicals Sector	470,328,749	100.00	4,751	4,751
AEROPYCSA, S.A. DE C.V.	Service Company	458,329,279	100	104,880	104,880
CORPORATIVO ARCOS, S.A. DE C.V.	Service Company	260,524,996	100	57,260	57,260
DESC CORPORATIVO, S.A. DE C.V.	Service Company	2,752,378,910	100	66,875	66,875
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.	Service Company	244,498	100	1,391	1,391
SERVICIOS CORPORATIVOS ARCOS, S.A.DE C.V.	Service Company	449	100	870	870

Associates

1. Others				11,634,746	11,634,746
Services		1	0	211,396	211,396

Other Permanent Investments					3,419,257

Total					15,265,399

STOCK EXCHANGE CODE:DESC	QUARTER: 3	YEAR: 2004

Annex 5

CREDITS BREAKDOWN

(Thousands of Pesos)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Entities (Thousands of $)
					Time Interval
Banks			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
				LT	ST		LP
WITH WARRANTY

IFC	15-Feb-06	3.30	0	0	0	0	0	0	0	0
IFC	15-Sep-09	5.81	0	0	0	0	0	0	0	0
IFC	15-Sep-09	10.35	0	0	0	0	0	0	0	0
DEG	28-Dec-06	4.13	0	0	0	0	0	0	0	0
CITIBANK NA (SYNDICATE)	23-Jun-06	4.34	0	0	0	0	0	0	0	0
CITIBANK NA (SYNDICATE)	23-Dec-08	4.26	0	0	0	0	0	0	0	0
BBVA BANCOMER (SYNDICATE)	23-Dec-08	10.54	0	845,755	0	0	0	0	0	0
Various Suppliers.	31-Dec-10	8.40	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	10.02	3,257	4,888	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	7.80	1,040	1,369	0	0	0	0	0	0
INBURSA	28-Feb-05	12.54	15,000	0	0	0	0	0	0	0
INBURSA	28-Feb-07	12.90	6,503	25,997	0	0	0	0	0	0
BANAMEX-CITIBANK	16-May-08	8.06	1,600	8,065	0	0	0	0	0	0
COMERICA BANK	25-Oct-04	3.66	0	0	0	0	0	0	0	0
COMERICA BANK	21-Dec-04	3.90	0	0	0	0	0	0	0	0
COMERICA BANK	8-Oct-04	3.15	0	0	0	0	0	0	0	0
COMERICA BANK	19-Oct-04	3.22	0	0	0	0	0	0	0	0
COMERICA BANK	9-Nov-04	3.40	0	0	0	0	0	0	0	0
COMERICA BANK	19-Nov-04	3.40	0	0	0	0	0	0	0	0
COMERICA BANK	8-Oct-04	3.15	0	0	0	0	0	0	0	0
COMERICA BANK	19-Oct-04	3.22	0	0	0	0	0	0	0	0
COMERICA BANK	12-Nov-04	3.40	0	0	0	0	0	0	0	0
COMERICA BANK	19-Nov-04	3.40	0	0	0	0	0	0	0	0
COMERICA BANK	19-Oct-04	3.34	0	0	0	0	0	0	0	0

TOTAL BANKS			27,400	886,074	0	0	0	0	0	0

LISTED IN THE MEXICAN STOCK EXCHANGE	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Entities (Thousands of $)
					Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
UNSECURED DEBT
UDIBONOS	10/21/2006	9.00		1,120,518	0	0	0	0	0	0
UDIBONOS	7/13/2007	8.20		1,233,152	0	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	2,353,670	0	0	0	0	0	0

SUPPLIERS
OTHERS			973,281	0	0	0	0	0	0	0
TOTAL SUPPLIERS			973,281
OTHERS			1,420,067
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,420,067	0	0	0	0	0	0	0
			2,420,748	3,239,744	0	0	0	0	0	0

Credit Type / Institution	Amortization Date	Rate of Interest	Amortization of Credits in Foreign Currency with foreign entities (Thousands of $)
			Time Interval
Banks			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
			ST		LP
WITH WARRANTY

IFC	15-Feb-06	3.30	0	16,332	8,160	0	0	0
IFC	15-Sep-09	5.81	0	73,476	73,476	73,476	73,476	73,476
IFC	15-Sep-09	10.35	0	97,956	97,956	97,956	97,956	97,964
DEG	28-Dec-06	4.13	1,189	1,785	1,189	1,798	0	0
CITIBANK NA (SYNDICATE)	23-Jun-06	4.34	0	0	400,008	0	0	0
CITIBANK NA (SYNDICATE)	23-Dec-08	4.26	0	0	249,571	1,698,125	1,698,135	0
BBVA BANCOMER (SYNDICATE)	23-Dec-08	10.54	0	0	0	0	0	0
Various Suppliers.	31-Dec-10	8.40	1,554	4,900	6,614	8,034	9,040	18,088
BANCO SANTANDER MEXICANO	31-Jan-07	10.02	0	0	0	0	0	0
BANCO SANTANDER MEXICANO	31-Jan-07	7.80	0	0	0	0	0	0
INBURSA	28-Feb-05	12.54	0	0	0	0	0	0
INBURSA	28-Feb-07	12.90	0	0	0	0	0	0
BANAMEX-CITIBANK	16-May-08	8.06	0	0	0	0	0	0
COMERICA BANK	25-Oct-04	3.66	57,144	0	0	0	0	0
COMERICA BANK	21-Dec-04	3.90	91,430	0	0	0	0	0
COMERICA BANK	8-Oct-04	3.15	9,922	0	0	0	0	0
COMERICA BANK	19-Oct-04	3.22	5,342	0	0	0	0	0
COMERICA BANK	9-Nov-04	3.40	5,512	0	0	0	0	0
COMERICA BANK	19-Nov-04	3.40	8,270	0	0	0	0	0
COMERICA BANK	8-Oct-04	3.15	6,287	0	0	0	0	0
COMERICA BANK	19-Oct-04	3.22	7,714	0	0	0	0	0
COMERICA BANK	12-Nov-04	3.40	11,245	0	0	0	0	0
COMERICA BANK	19-Nov-04	3.40	5,643	0	0	0	0	0
COMERICA BANK	19-Oct-04	3.34	2,107	0	0	0	0	0

TOTAL BANKS			213,360	194,449	836,974	1,879,389	1,878,607	189,528

LISTED IN THE MEXICAN STOCK EXCHANGE	Amortization Date	Rate of Interest	Amortization of Credits in Foreign Currency with foreign entities (Thousands of $)
			Time Interval
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
UNSECURED DEBT
UDIBONOS	10/21/2006	9.00	0	0	0	0	0	0
UDIBONOS	7/13/2007	8.20	0	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0

SUPPLIERS
OTHERS			0	1,401,198	0	0	0	0
TOTAL SUPPLIERS				1,401,198
OTHERS				332,464
OTHER CURRENT LIABILITIES AND OTHER CREDITS			0	332,464	0	0	0	0
			213,360	1,928,111	836,974	1,879,389	1,878,607	189,528

STOCK EXCHANGE CODE:DESC	QUARTER:3	YEAR: 2004

Annex 6

MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

	DOLLARS (1)		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	373,101	4,264,099	0	0	4,264,099
LIABILITIES POSITION	642,527	7,343,315	0	0	7,343,315
SHORT TERM LIABILITIES POSITION	187,375	2,141,471	0	0	2,141,471
LONG TERM LIABILITIES POSITION	455,152	5,201,844	0	0	5,201,844

NET BALANCE	-269,426	-3,079,216	0	0	-3,079,216

STOCK EXCHANGE CODE:DESC	QUARTER:3	YEAR: 2004

Annex 7

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	8,510,174	17,409,609	-8,899,435	0.62	55,176.00
FEBRUARY	8,113,410	16,999,728	-8,886,318	0.60	53,318.00
MARCH	8,464,305	17,284,129	-8,819,824	0.34	29,987.00
APRIL	8,433,157	17,308,405	-8,875,248	0.15	13,313.00
MAY	8,971,625	15,240,257	-6,268,632	-0.25	(15,672.00)
JUNE	9,046,923	15,147,581	-6,100,658	0.16	9,761.00
JULY	8,717,185	14,545,163	-5,827,978	0.26	15,153.00
AUGUST	8,415,024	14,169,996	-5,754,972	0.62	35,681.00
SEPTEMBER	8,488,315	14,350,772	-5,862,457	0.76	44,555.00
OCTOBER	0	0	0	0	—
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION	0	0	0	0	0
CAPITALIZATION	0	0	0	0	-37,916
FOREIGN CORP.	0	0	0	0	0
OTHER	0	0	0	0	0

TOTAL					203,356

STOCK EXCHANGE CODE:DESC	QUARTER:3	YEAR: 2004

Bonds and Medium Term Notes Listing in Stock Market (1)

Annex 8

Financial Limitations Based on Issuance or Instruments

-1 Interest Coverage.

The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, which shall not be less than 2.25 times.

-2 Capitalization.

The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, which shall not be greater than 0.55 times.

-3 Leverage Ratio.

The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters, which shall not exceed 5.35 times.

Current Status of Financial Limitations

(1) Interest Coverage.	3.06

(2) Capitalization.	0.39

(3) Leverage Ratio.	3.79

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC	QUARTER:3	YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
EJES TRACTIVOS, S.A. DE C.V.	REAR AXLES	320	28%
EJES TRACTIVOS, S.A. DE C.V.	REAR AXLES TRACTOR LINE (PIECES)	565	79%
PISTONES MORESA, S.A. DE C.V. (CELAYA)	PISTONS (PIECES)	11800	40%
PISTONES MORESA, S.A. DE C.V. (SALTILLO)	PISTON PINS (PIECES)	1200	73%
MORESTANA, S.A. DE C.V.	TAPPETS (PIECES)	14238	51%
PISTONES MORESA, S.A. DE C.V.	PISTON PINS (PIECES)	23500	43%
ENGRANES CONICOS, S.A. DE C.V.	GEARS (SETS)	933	96%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.	STAMPED (A) (STROKES)	32000	21%
VELCON, S.A. DE C.V.	CONSTANT VELOCITY JOINTS (PIECES)	2900	65%
TRANSMISIONES TSP, S.A DE C.V.	TRANSMISSIONS (MEDIUM & HEAVY TRANSMISSIONS))	69	30%
TREMEC, S.A. DE C.V.	TRANSMISSIONS (LIGHT TRANSMISSIONS))	282	58%
TREMEC, S.A. DE C.V.	TRANSMISSIONS (HEAVY DUTTY COMPOMENTS)	2267	53%
CARDANES, S.A. DE C.V.	PROPELLER SHAFTS ASSEMBLY (ENSAMBLE) (PIECES)	585	56%
CARDANES, S.A. DE C.V.	PROPELLER SHAFTS TRACTOR LINE (PIECES)	756	77%
HAYES WHEELS ACERO, S.A. DE C.V.	STEEL WHEELS (PIECES)	6100	38%
AUTOMETALES, S.A. DE .CV.	IRON FOUNDRY (TONS.)	24	78%
TF VICTOR, S.A. DE C.V.	GASKETS, SEALS, MOTOR PARTS (PIECES)	24275	66%
FORJAS SPICER, S.A. DE C.V.	PRECISION FORGES (TONS.)	50	64%
COATZACOALCOS, VER.	POLYSTYRENE (TONS)	75000	94%
XICOHTZINGO,TLAX.	POLYSTYRENE (TONS)	75000	73%
ALTAMIRA, TAMPS. (Dynasol)	SYNTHETIC RUBBER (TONS)	84000	97%
ALTAMIRA, TAMPS. (INSA)	SYNTHETIC RUBBER (TONS)	96000	88%
ALTAMIRA, TAMPS. (PARATEC)	SYNTHETIC RUBBER (TONS)	24000	59%
COATZACOALCOS, VER.	PHOSPHATE (TONS)	100000	100%
TULTITLAN, EDO. MEX.	PHOSPHATE (TONS)	85000	76%
LECHERIA, EDO. MEX.	PHOSPHATE (TONS)	40000	48%
ALTAMIRA, TAMPS.	CARBON BLACK (TONS)	120000	100%
OCOYOACAC, EDO. MEX.	ACRYLC SHEET (TONS)	7740	100%
SAN LUIS POTOSI. S.L.P.	ACRYLC SHEET (TONS)	5007	99%
LERMA, EDO. MEX.	MELAMINE LAMINATES (MLLS MM2)	4700	85%
ZITACUARO, MICH.	PARTICLE BOARD (MLLS M3)	10270	100%

OBSERVACIONES:

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC	QUARTER:3	YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION %
MERIDA	MILL (ton/month)	25,000	85%
IRAPUATO	MILL (ton/month)	12,000	15%
PENINSULA	HOG (thousands)	35	100%
MÉRIDA	SLAUGHTER HOUSE	222	90%
PENJAMO	SLAUGHTER HOUSE	125	100%
MOCHIS (SANTA ROSA)	FRESH TOMATO PROCESSING (TONS/DAY IN 100 DAYS)	3,000	6%
MOCHIS (SANTA ROSA)	TOMATO PRODUCTS IN TETRABRIK CONTAINER (MILLION OF CASES)	6	93%
MOCHIS (SANTA ROSA)	TOMATO PASTE (TONS IN 100 DAYS)	44,500	0%
MOCHIS (LA CORONA)	CANNED VEGETABLES (TONS)	72,567	40%
MOCHIS (LA CORONA)	CANNED VEGETABLES (MILLIONS OF CASES)	6	40%
REVOLUCION	CANNED VEGETABLES TETRA RECART (TONS)	7,387	14%
REVOLUCION	CANNED VEGETABLES TETRA RECART (MILLIONS OF CASES)	1	14%
OAXACA	COFFEE (ton/month in turn)	212	57%
MAZATLAN	TUNA (thousands boxes)	2,500	74%
ROSEMEAD, CALIFORNIA	SALSA & CANNED VEGETABLES (thousands lb)	166,226	32%

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE:DESC	QUARTER: 3	YEAR: 2004

MAIN RAW MATERIALS
		ANNEX 10			CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
LAMINATE	HYLSA, S. A. DE C.V.	STEEL	MC STEEL	NO
STEEL	INDUSTRIAS CH, S. A.	STEEL	MITSUBISHI	YES
ALUMINUM	NACOBRE	LAMINATE	NISHO OWAI	NO
COLOR PAINTS	P.P.G. INDUSTRIAS DE MEXICO, S. A. DE C.V.	STEEL	TOTH INDUSTRIES	NO
LAMINATE	AHMSA	AUTOMOTIVE PARTS	DANA CO.	NO
COLOR PAINTS	DUPONT DE MEXICO	FORGE	GSB FORJA	NO
RODAMIENTOS	KOYO DE MEXICO	LAMINATE	DAEWOO CORP.	NO
RODAMIENTOS	TIMKEM	ALUMINUM	REYNOLDS METAL	YES
LAMINATE	GENERAL MOTORS	RODAMIENTOS	THE TIMKEN CO.	NO
		FORGE	THYSSEN PRECISION FORGE	NO
STYRENE	PEMEX	STYRENE	STERLING, MITSUI
BUTADIEN		BUTADIEN	SHELL, POLIMERI EUROPA, BP CHEMICAL,
EQUISTAR, SABIC, REPSOL QUIMICA
METHANOL	PEMEX	METHANOL	CELANESE, PETROCEL
TOLUEN	PEMEX
NATURAL GAS	PEMEX
PHOSPHORIC ACID MERCANTILE	RHODIA MEXICANA
PHOSPHORIC ACID (TECHNICAL)	RHODIA MEXICANA
		ACETOCYANOHIDRINE	BP CHEMICAL
FRESH JALAPEÑO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
FRESH TOMATO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
FRESH TOMATILLO	OWN PRODUCTION & FRESH MARKET ( VARIOUS )
TETRABRIK CONTAINER	TETRAPAK
METALLIC CAN	GRUPO ZAPATA
METALLIC CAN	ZAPATA ENVASES
CORN OIL	ARANCIA CORN PRODUCTS
SHIPPING CARTON	CELULOSA Y CORRUGADOS
SHIPPING CARTON	EMPAQUE DE CARTON TITAN
		TOMATO PASTE	MORNING STAR	OK
		REYNOLD´S ITEMS	REYNOLDS
VARIOUS
METALLIC CAN	ENVASES DE SINALOA
DIESEL	PEMEX
		VEGETABLES	RIO FARMS
		VEGETABLES	WOOLF ENTERPRISES
		PACKAGING MATERIAL - GLASS	OWENS BROCKWAY
		PACKAGING MATERIAL - CANS	PECHINEY PLASTIC
HOG GENETIC	PIC
		GRAIN	CARGILL	OK

STOCK EXCHANGE CODE:DESC	QUARTER: 3	YEAR: 2004

Annex 11

SALES DISTRIBUTION BY PRODUCT

DOMESTIC SALES

MAIN PRODUCTS	Total Production		SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOPARTS SECTOR				2,131,639
CHEMICAL SECTOR				3,712,846
FOOD SECTOR				2,300,747
REAL ESTATE SECTOR				990,345
COMPANIES OF OTHER SERVICES				19,842

TOTAL				9,155,419

SALES DISTRIBUTION BY PRODUCT FOREIGN SELLS

MAIN PRODUCTS	Total Production		SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOPARTS SECTOR				4,304,655
CHEMICAL SECTOR				2,933,841
FOOD SECTOR				993,866

TOTAL				8,232,362

STOCK EXCHANGE CODE:DESC	QUARTER: 3	YEAR: 2004

COMPOSITION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

Series	Nominal Value	Valid Cupon	Number of Shares				Capital Stock (Thousands of Pesos)
			Fixed Portion	Variable Portion	Mexican	Unrestricted	Fixed	Variable
A	0.01300	20	1,166,108,597		—	1,166,108,597	15,159
B	0.01300	20		1,115,690,363	—	1,115,690,363		14,504
				—
Total			1,166,108,597	1,115,690,363	—	2,281,798,960	15,159	14,504

TOTAL NUMBER OS SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE SHARES:

1,369,079,376

SHARES PROPORTION BY:

CPO´S:

UNITS:

ADRS´s:

GDRS´s:

ADS´s:

GDS´s:

Repurchased own shares

Market value of the share
Series	Number of Shares	At repurchase	At Quarter

General Data of the Issuer:
Corporate Name:	Desc, S.A. de C.V.
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	eloy.vega@desc.com.mx
Internet Address	www.desc.com.mx

Fiscal Data of the Issuer:
RFC of Company:	DES9405182F1
Domicile:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.

Responsibility for Payments:
Name:	Lic. Jorge Francisco Padilla Ezeta
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	jorge.padilla@desc.com.mx

Data with respect to officers:
Mexican Stock
Exchange equivalent:	Chairman of the Board of Directors
Title at company:	Chairman and Chief Executive Officer
Name:	Mr. Fernando Senderos Mestre
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98

Mexican Stock
Exchange equivalent:	General Manager
Title at company:	Chief Executive Corporate Area
Name:	Ing. Juan Marco Gutierrez Wanless
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	juan.gwanless@desc.com.mx

Mexican Stock
Exchange equivalent:	Chief Financial Officer
Title at company:	Director of Finance
Name:	Lic. Arturo D’Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	arturo.dacosta@.desc.com.mx

Mexican Stock
Exchange equivalent:	Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Manager of Financial Information
Name:	Lic. Jorge Francisco Padilla Ezeta
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	jorge.padilla@desc.com.mx

Mexican Stock
Exchange equivalent:	Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:	Corporate Comptroller
Name:	Lic. Eduardo Philibert Garza
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-96
E-Mail:	eduardo.philibert@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Responsible for Legal Affairs
Title at company:	General Counsel
Name:	Lic. Ramon Estrada Rivera
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	ramon.estrada@desc.com.mx

Mexican Stock
Exchange equivalent:	Secretary of the Board of Directors
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	ernesto.vega@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer in Charge of Providing Information to Investors
Title at company:	Corporate Manager of Financial Information
Name:	Lic. Jorge Francisco Padilla Ezeta
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-97
E-Mail:	jorge.padilla@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Authorized to Send Information via Emisnet
Title at company:	Chief Financial Officer
Name:	Lic. Arturo D’Acosta Ruiz
Address:	Paseo de los Tamarindos 400-B
City:	Bosques de las Lomas
Zip Code:	5120
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-98
E-Mail:	arturo.dacosta@desc.com.mx

Mexican Stock
Exchange equivalent:	Officer Authorized to Send Relevant Events via Emisnet
Title at company:	Secretary of the Board of Directors
Name:	C.P. Ernesto Vega Velasco
Address:	Bosque de Ciruelos No. 130 Room 1203
City:	Bosques de las Lomas
Zip Code:	11700
State:	Mexico, D.F.
Telephone:	52-61-80-00
Fax:	52-61-80-60
E-Mail:	ernesto.vega@desc.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Desc, S.A. de C.V.
(Registrant)

Date: October 25, 2004	By	/s/ Arturo D’Acosta Ruiz
(Signature)
	Name:	Arturo D’Acosta Ruiz
	Title:	Chief Financial Officer